UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

SIZELER PROPERTY INVESTORS, INC.

(Name of Issuer)

Common Stock, Par Value $.0001 per share

(Title of Class of Securities)

830137-10-5

(CUSIP Number)

Carolyn Tiffany	David J. Heymann
First Union Real Estate Equity and Mortgage Investments	Post Heymann & Koffler LLP
7 Bulfinch Place	Two Jericho Plaza, Wing A
Suite 500	Suite 111
Boston, Massachusetts 02114	Jericho, New York 11753
(617) 570-4614	(516) 681-3636

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830137-10-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) First Union Real Estate Equity and Mortgage Investments 34-6513657

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,310,300

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 1,310,300

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,310,300 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 12 amends certain information contained in the Schedule 13D filed by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (“First Union”), with respect to its ownership interest in Sizeler Property Investors, Inc., as amended by Amendment No. 1 to Schedule 13D dated November 11, 2004, as further amended by Amendment No. 2 to Schedule 13D dated November 16, 2004, as further amended by Amendment No. 3 to Schedule 13D dated December 6, 2004, as further amended by Amendment No. 4 to Schedule 13D dated December 21, 2004, as further amended by Amendment No. 5 to Schedule 13D dated January 7, 2005, as further amended by Amendment No. 6 to Schedule 13D dated January 14, 2005, as further amended by Amendment No. 7 to Schedule 13D dated January 19, 2005, as further amended by Amendment No. 8 to Schedule 13D dated January 26, 2005, as further amended by Amendment No. 9 to Schedule 13D dated January 31, 2005, as further amended by Amendment No. 10 to Schedule 13D dated February 23, 2005, and as further amended by Amendment No. 11 to Schedule 13D dated March 9, 2005 (the “13D”).  Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 4.	Purpose of Transaction
Item 4 is hereby amended as follows:

On March 15, 2005, First Union  sent a letter to the Chairman of the Board of the Issuer and filed a press release, communicating its dissatisfaction with the Issuer’s plans to sell 2,649,000 shares of common stock at $10.75 per share.  In addition, First Union offered the Issuer four alternatives to the Issuer’s proposed sale of common stock.  Copies of the letter and the press release are attached hereto as Exhibits 8 and 9, respectively, and are incorporated by reference hereto

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended as follows:
Exhibit 8. Letter, dated March 15, 2005, from First Union to the Issuer.
Exhibit 9. Press Release, dated March 15, 2005

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2005	FIRST UNION REAL ESTATE EQUITY AND
MORTGAGE INVESTMENTS

	By:	/s/ Peter Braverman
Peter Braverman
President